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To:   The Holders of Starwood Hotels & Resorts Worldwide, Inc.'s
      ("Starwood") Series B Zero Coupon Convertible Senior Notes due 2021 (the "Series B Notes")

      We sent you a letter in August of last year which explained that, due to some additional audit requirements associated with registering the Series B Notes and the fact that we were in the process of switching corporate auditors, we would not meet the August 18, 2002 registration deadline for the Series B Notes and expected them to be registered sometime in the first quarter of 2003. We are writing to inform you that on March 3, 2003, the registration statement which covers your Series B Notes was declared effective by the SEC. As a result, your Series B Notes, which have been accruing penalty interest since August 19, 2002, stopped accruing penalty interest on March 3, 2003. The penalty interest that has accrued from November 25, 2002 through March 3, 2003 will be paid in arrears on May 25, 2003 to holders of record on close of business May 1, 2003.

      You can obtain copies of the prospectus registering Series B Notes by contacting David Matheson in Starwood's Corporate Affairs Department. If sales of your Series B Notes have not been included on the shelf registration statement because you failed to properly complete a selling security holder questionnaire, you can obtain a questionnaire from David Matheson. If we have not included the sale of your Series B Notes on the shelf registration statement due to your failure to complete a questionnaire, in accordance with the terms of the registration rights agreement, we will amend the shelf registration statement to include the sale of your Series B Notes once we have obtained a properly completed questionnaire


                                    Very truly yours,


                                    Jeff S. Drew
                                    Senior Vice President & Treasurer